NORSAT INTERNATIONAL INC.

Interim Consolidated Financial Statements (Unaudited)

Three Months Ended and as at March 31, 2011

(Expressed in US dollars)

	Notes	March 31, 2011	December 31, 2010	January 1, 2010
			(Note 21)	(Note 21)
ASSETS				
Current assets				
Cash and cash equivalents		$ 3,476,355	$ 6,315,043	$ 4,714,644
Short term investments		71,017	39,030	36,932
Trade and other receivables	6	7,805,182	4,562,606	5,970,127
Inventories	8	9,917,543	5,727,989	4,077,898
Prepaid expenses and other		775,230	590,451	1,147,159
		22,045,327	17,235,119	15,946,760
Non-current assets				
Property and equipment, net	9	1,689,157	958,649	659,781
Intangible assets, net	10	323,066	340,258	94,176
Unallocated purchase price	4	12,386,302	-	-
Long-term prepaid expenses and other		9,340	9,340	9,340
Deferred income tax assets	16	1,841,971	1,870,723	1,973,668
		16,249,836	3,178,970	2,736,965
Total assets		**$ 38,295,163**	**$ 20,414,089**	**$ 18,683,725**
LIABILITIES				
Current liabilities				
Trade and other payables		$ 4,394,866	$ 1,574,336	$ 1,396,106
Accrued liabilities		880,632	1,128,016	1,443,254
Provisions	13	211,759	141,813	108,085
Interest bearing loans and borrowings	12	3,000,000	-	-
Current income tax payable	16	878,657	139,775	-
Deferred revenue		1,218,307	1,201,250	1,178,868
		10,584,221	4,185,190	4,126,313
Non-current liabilities				
Interest bearing loans and borrowings	12	8,602,259	-	-
Long-term deferred revenue		332,154	395,720	625,075
Deferred income tax liabilities	16	-	-	327,295
Promissory note payable	4	520,537	-	-
		9,454,950	395,720	952,370
Total liabilities		**20,039,171**	**4,580,910**	**5,078,683**
SHAREHOLDERS' EQUITY				
Issued capital	14	39,882,308	37,447,180	37,401,639
Contributed surplus	14	3,666,096	3,681,368	3,682,068
Accumulated other comprehensive income		189,775	-	-
Deficit		(25,482,187)	(25,295,369)	(27,478,665)
Total shareholders' equity		18,255,992	15,833,179	13,605,042
Total liabilities and shareholders' equity		**$ 38,295,163**	**$ 20,414,089**	**$ 18,683,725**

Commitments and contingencies (Note 20)
See accompanying notes to the unaudited consolidated financial statements.

Approved by the Board and authorized for issue on May 11, 2011

“Fabio Doninelli”                                                                  “Margaret A. Good”

Board of Director

Board of Director

Norsat International Inc.
Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - unaudited)

	Notes		Three month period ended March 31, 2011		2010 (Note 21)
Revenue	17	$	8,714,658	$	4,886,788
Cost of sales			4,861,304		2,532,981
Gross profit	17		3,853,354		2,353,807
Expenses:					
Selling, general and administrative expenses			2,973,624		1,598,785
Product development, net	7		227,820		81,663
Amortization			151,455		76,959
			3,352,899		1,757,407
Earnings before other expenses			500,455		596,400
Loss on disposal of property and equipment			-		7,104
Interest and bank charges			118,513		16,828
Loss on foreign exchange			181,454		58,191
Earnings before income taxes			200,488		514,277
Current income tax expense	16		285,124		-
Deferred income tax expense	16		102,182		-
Net (loss)/earnings for the period		$	(186,818)	$	514,277
Other comprehensive income					
Exchange differences on translation of foreign operations			189,775		-
Total comprehensive income for the period		$	2,957	$	514,277
Net (loss)/earnings per share					
Basic	15	$	(0.00)	$	0.01
Diluted	15	$	(0.00)	$	0.01
Weighted average number of shares outstanding					
Basic	15		57,082,146		53,677,197
Diluted	15		57,082,146		53,854,658

See accompanying notes to the unaudited consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Shareholders’ Equity

(Expressed in US Dollars - unaudited)

See accompanying notes to the unaudited consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows

(Expressed in US Dollars - unaudited)

	Notes	Three months ended March 31, 2011	2010 (Note 21)
Cash and cash equivalents provided by (used in)			
Operating activities:			
Net (loss)/earnings for the period		$ (186,818)	$ 514,277
Income taxes paid	16	(291,944)	-
Non-cash adjustments to reconcile net earnings to net cash flows:			
Amortization		151,455	76,959
Foreign exchange loss		210,450	58,191
Loss on disposal of property and equipment		-	7,104
Current income tax	16	285,124	-
Deferred income tax recovery	16	102,182	-
Stock-based compensation	14	4,032	4,711
Government contribution	7	(278,519)	(255,000)
Changes in non-cash working capital	18	353,673	(2,526,536)
Net cash flows from/(used in) operating actitivies		349,635	(2,120,294)
Investing activities:			
Purchase of property and equipment		(286,802)	(2,342)
Purchase of intangible assets		(19,253)	-
Proceeds from sale of assets		-	25,000
Acquisition of subsidiary, net of cash acquired	4	(14,985,956)	-
Net cash flows from/(used in) investing activities		(15,292,011)	22,658
Financing activities:			
Repurchase of common shares	14	-	(124,729)
Proceeds from interest bearing borrowings	12	11,892,959	-
Proceeds from shares issued under ESOP	14	348,792	133,019
Proceeds from exercising warrants and options	14	30,132	-
Proceeds from government contributions	7	282,498	278,889
Repayment of interest bearing borrowings	12	(400,000)	-
Net cash flows from financing activities		12,154,381	287,179
Effect of foreign currency translation on cash and cash equivalents		(50,693)	(65,824)
Decrease in cash and cash equivalents		(2,838,688)	(1,876,281)
Cash and cash equivalents, beginning of period		6,315,043	4,714,644
Cash and cash equivalents, end of period		$ 3,476,355	$ 2,838,363

Supplemental cash flow and other disclosures (Note 18)

See accompanying notes to the unaudited consolidated financial statements.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

1.

Nature of Business

The Company is incorporated under the laws of British Columbia, Canada, and its registered office is Suite 110 – 4020 Viking Way, Richmond, British Columbia, Canada. The Company’s business operates primarily through three business segments – Antenna and Radio Frequency Conditioning Products (Sinclair Division), Satellite Solutions and Microwave Products.  The Company also has three additional segments which have limited activity – Maritime Solutions, Wireless Networks, and Norsat Capital.

2.

Basis of Preparation

The unaudited interim condensed consolidated financial statements, including comparatives, are the Company’s first financial statements under IFRS and have been prepared in accordance with IAS 34 “Interim Financial Reporting” and IFRS 1 “First Time Adoption of International Financial Reporting Standards”. The Company’s first annual consolidated financial statements under IFRS will be presented for the year ending December 31, 2011. The accounting policies adopted in these interim financial statements are consistent with the accounting policies the Company expects to adopt in its first IFRS consolidated financial statements for the year ending December 31, 2011, and are based on IFRS as issued by the International Accounting Standards Board that the Company expects to be applicable at that time.

The Company’s date of transition to IFRS and its opening IFRS balance sheet is as at January 1, 2010.

These interim consolidated financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2010 presented under Canadian generally accepted accounting principles and in conjunction with the IFRS transition disclosures in note 21 to these interim consolidated  financial statements.

The consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

The results for the three months ended March 31, 2011 may not be indicative of the results that may be expected for the full year or any other period.

3.

Significant Accounting Policies

The consolidated financial statements have been prepared under the historical cost convention, except for revaluation of certain financial instruments. The Company’s principal accounting policies are outlined below:

a)

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries, which are as follows:

➢

Norsat International America Inc.

➢

Norsat International (United Kingdom) Ltd.

➢

Norsat Korea Ltd. -100% owned

➢

Norsat Capital (formerly 0841954 BC Ltd.)

➢

Norsat S.A.

➢

Sinclair Technologies Holding Inc.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All significant intercompany balances and transactions have been eliminated.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

b)

Business Combinations and Goodwill

Business combinations that occurred prior to January 1, 2010 were not accounted for in accordance with IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements in accordance with the IFRS 1 First-time Adoption of International Financial Reporting Standards exemption discussed further in note 21.

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquirer’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs incurred are expensed in the period in which they are incurred.

Goodwill is initially measured at cost being the excess of the consideration transferred over the Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statement of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

c)

Use of Estimates

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates.

Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, impairment of non-financial assets, valuation of deferred tax assets, useful lives for depreciation and amortization, share-based payment, allocation of purchase price of acquisitions, selling prices, fair value of revenues, provisions for warranties and income taxes.

d)

Foreign Currency Translation

The Company’s consolidated financial statements are presented in United States dollars, which is also the Company’s functional currency. Each entity of the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency and presented in United States dollars.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the date of transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the reporting date.

Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates as at the date when fair value is determined.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using average exchange rates for the period where the rates do not fluctuate significantly and the rate in effect on the date of the transaction where the rate over the period does fluctuate significantly.

All gains and losses on translation of these foreign currency transactions are included in the Consolidated Statement of Earnings and Comprehensive Income.

e)

Share-based Compensation

The Company grants stock options to buy common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option plan described in note 14. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest.

f)

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with terms to maturity of up to 3 months. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

g)

Short-Term Investments

Included in short-term investments are restricted securities typically with terms of maturity of three months or more, but one year or less when acquired.

h)

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, at the end of each fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed. Throughout the year, if the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made.

i)

Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are less than one year.

Long-term prepaid expenses and other include other deposits of greater than one year.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

j)

Inventories

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value.  Finished goods and work in process inventories include parts and supplies, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

k)

Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government assistance, and net of accumulated depreciation. Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years

When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the Consolidated Statement of Earnings and Comprehensive Income as incurred.

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful lives.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if applicable.

l)

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at a cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Earnings and Comprehensive Income when the asset is derecognized.

The Company records amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Software	1 to 3 years

m)

Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Consolidated Statement of Earnings and Comprehensive Income for the period.

An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Consolidated Statement of Earnings and Comprehensive Income. An impairment loss with respect to goodwill is never reversed.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

n)

Deferred Revenue

Revenue that has been paid for by customers but will qualify for recognition within the next year under the Company’s policies is reflected in current liabilities as deferred revenue (revenue that can be recognized in one year or less).  Included in deferred revenue are amounts related to installation, training, extended warranty, and post contract support associated with the sale of the Company’s products.

Revenue that has been paid for by customers but will not qualify for recognition within the next year under the Company’s policies is reflected in non-current liabilities as long term deferred revenue (revenue that can be recognized in more than one year). Included in long-term deferred revenue are extended warranty and other services provided by the Company to its customers.

o)

Comprehensive Income

Comprehensive income is comprised of net earnings (loss) for the period and other comprehensive income. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of certain entities’ functional currency to United States dollars.

p)

Financial Instruments

Financial assets

Financial assets are classified into one of four categories:

➢

financial assets at fair value through profit or loss (“FVTPL”),

➢

held-to-maturity investments,

➢

loans and receivables, and

➢

available for sale financial assets.

The Company determines the classification of its financial assets at initial recognition, depending on the nature and purpose of the financial asset.

All financial assets are recognized initially at fair value plus directly attributable transaction costs.

The Company’s financial assets include cash and cash equivalents, short-term investments, and trade and other receivables.

The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity, or their ability for liquidation at comparable amounts.

The subsequent measurement of financial assets depends on their classification as follows:

i.

Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or is designated upon initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, it is part of an identified portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or it is a derivative that is not designated as an effective hedging instrument.

Financial assets classified as FVTPL are carried in the statement of financial position at fair value with changes in fair value recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Company has not designated any financial assets as FVTPL.

ii.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity. After initial measurement held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has not designated any financial assets as held-to-maturity investments.

iii.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized costs using the effective interest rate method. The impairment loss of receivables is based on a review of all outstanding amounts at year end. Bad debts are written off during the period in which they are identified. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income. Interest income is recognized by applying the effective interest rate.

The effective interest rate method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset, or, where appropriate, a shorter period.

The Company has classified cash and cash equivalents, short-term investments, and trade and other receivables as loans and receivables.

iv.

Available-for-sale financial assets

Non-derivative financial assets are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available for sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the Consolidated Statement of Earnings and Comprehensive Income and removed from the available-for-sale reserve.

The Company has not designated any financial assets as available-for-sale assets.

v.

Derecognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired.

vi.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

Objective evidence of impairment could include the following:

➢

significant financial difficulty of the issuer or counterparty;

➢

default or delinquency in interest or principal payments; or

➢

it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables are reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction cost.

The financial liabilities include trade and other payables, accrued liabilities, interest bearing loans and borrowings, and promissory note payable.

Subsequent measurement of financial liabilities depends on their classification as follows:

i.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Gains and losses on liabilities held for trading are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

ii.

Other financial liabilities

After initial recognition at fair value less transaction costs, other financial liabilities are subsequently measured at amortized costs using the effective interest rate method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest is the rate that discounts estimated future cash payments over the expected life of the financial liability.

Gains and losses are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has classified trade and other payables, accrued liabilities and interest bearing loans and borrowings as other financial liabilities.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

iii.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

The carrying value of financial liabilities approximates their fair value due to their immediate or short-term to maturity.

q)

Revenue Recognition

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

➢

the delivered item(s) has standalone value and

➢

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

➢

Vendor specific objective evidence (“VSOE”) of selling price,

➢

If VSOE does not exist then third party evidence of selling price (“TPE”) is used, or

➢

If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Extended warranty of 1 to 3 years can be purchased separately by customers. Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

r)

Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For the three month period ended March 31, 2011 and March 31, 2010, all development costs have been expensed.

s)

Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. The Company amortizes the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment.

t)

Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred taxes are recorded using the statement of financial position liability method. Under the statement of financial position liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when the Company intends to settle its current tax assets and liabilities on a net basis.

The Company accounts for income tax credits is in accordance with IAS 12 income taxes.

u)

Net Earnings (Loss) Per Share

Basic net earnings per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share is computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Stock options and warrants are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and warrants and when the Company generates income from operations.

v)

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the Consolidated Statement of Earnings and Comprehensive Income, net of any reimbursement.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

4.

Business Combination

Acquisition of Sinclair Technologies Holdings Inc.

On January 21, 2011, the Company acquired 100% of the outstanding shares of Sinclair Technologies Holdings Inc. (“Sinclair”), a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

The Company believes the acquisition of Sinclair complements the Company’s core businesses and supports the Company’s goal of becoming a premium provider of broadband communication solutions for remote and austere regions. It is expected that Sinclair will help diversify the Company’s markets into the commercial space and into the municipal government level. In addition, the Company believes that combining forces with Sinclair may create opportunities to cross sell its customer base, resell Sinclair’s products using its Microwave products division, potentially have target design antennas for our maritime and wireless divisions, and expose Sinclair’s products to its relationships in Europe and the military markets.

The allocation of the Sinclair purchase price has been prepared on a preliminary basis as the final purchase price allocation report had not been completed as of the date of the financial statements. The identified assets, liabilities, and unallocated purchase price below are a result of management’s best estimates and assumptions after taking into account all relevant information available. The Company plans to conduct studies and analysis of the acquired assets and liabilities before finalizing the purchase price allocation. The final purchase price allocation may result in adjustments to the preliminary estimate of purchase date fair values disclosed in the table below.

The preliminarily assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 is as follows:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	$726,102
Short-term investments	29,997
Trade and other receivables	2,300,607
Inventories	4,844,883
Prepaid expenses and other	152,856
Property and equipment, net	550,406
Deferred tax assets	66,993
Total Assets	8,671,844

Liabilities
Trade and other payables	2,064,882
Income tax payable	741,369
Total Liabilities	2,806,251

Total identifiable net assets at fair value	$5,865,593

Unallocated purchase price	12,386,302

Purchase consideration transferred	$18,251,895

The Company estimates that all cash flows related to trade and other receivables will be collected.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

Purchase consideration

The purchase consideration has also been determined on a preliminary basis as the final purchase price allocation report had not been completed as of the date of the financial statements.  The estimate of the fair value of the purchase consideration is summarized as follows:

Cash	$15,712,058
Shares issued, at fair value	2,036,900
Promissory notes payable	502,937
Total purchase consideration	$18,251,895

The Company has paid cash consideration of US$15.7 million, financed from the Company’s cash and cash equivalents of $3,712,058 and $12,000,000 in debt financing from its principal banker, common shares of 4,028,932 were issued from treasury and have an estimated fair value of $2,036,900. Promissory notes with a total face value of US$750,000 plus interest at 3% per annum were issued to the vendors with an estimated fair value of $502,937.

In addition, the Company paid its principal banker $108,000 in financing fees to acquire the $12,000,000 debt financing.  The $108,000 has been capitalized as part of the cost of the debt and is being amortized over the term (Note 12).

The Company incurred $0.4 million transaction costs in relation to the acquisition that has been recognized in the Consolidated Statement of Earnings and Comprehensive Income.

US$1.0 million of the cash consideration is held in escrow and acts as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors.  The US$1.0 million, less claimed amounts, if any, is releasable to the vendors on January 21, 2013.

The common shares are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2011.

The promissory notes are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2012.

US$0.5 million of the cash consideration was held in escrow acting as security over the minimum working capital requirements of Sinclair upon acquisition.

The breakdown of revenue and net earnings since the date of acquisition are as follows:

	Revenue	Net earnings/(loss)
Norsat International Inc. (without Sinclair)	$ 4,367,933	$ (664,102)
Sinclair Holdings Technologies Inc.	4,346,725	477,284
Total	$ 8,714,658	$ (186,818)

The following pro-forma information has been prepared for the Company as if the acquisition occurred on January 1, 2011:

	Revenue	Net earnings/(loss)
Norsat International Inc. (Consolidated)	$ 9,414,658	$ (198,793)

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

5.

Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the Company’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the consolidated balance sheet in the shareholders’ equity section and the operating line of credit (if drawn).  The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.  As at March 31, 2011 shareholder’s equity was $18,255,992 (December 31, 2010 - $15,833,179).

To manage the Company’s capital requirements, the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required, the Company has an operating line of credit in place that can be drawn upon (Note 11).

During September 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011 (Note 7).

For the three months ended March 31, 2011, there were no changes in the Company's approach to capital management.

The Company has the following externally imposed capital requirements under its operating line of credit agreements (Note 11) and the acquisition loan agreement (Note 12):

➢

working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1 – calculated quarterly,

➢

debt to tangible net worth ratio (total liabilities less cash on hand divided by the sum of share capital, contributed surplus, accumulated other comprehensive income, retained earnings less intangible assets and goodwill) cannot exceed 3.0:1. – calculated quarterly,

➢

Debt service coverage ratio cannot be less than 1.25:1. based on EBITDA less unfunded capital expenditures – calculated annually, and

➢

funded debt to EBITDA less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed 3.50:1 for the period ending December 31, 2011

3.00:1 for the period ending December 31, 2012, and

2.50:1 thereafter – calculated quarterly.

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.

As at March 31, 2011, the Company was in compliance with its debt covenants.

6.

Financial Instruments and Risk Exposures

Fair value measurement

The Company’s financial assets include cash and cash equivalents, short term investments, and trade and other receivables.  The Company’s financial liabilities include trade and other accounts payable,  accrued liabilities, interest bearing loans and borrowings, and promissory note payable.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Company has classified its cash and cash equivalents, short-term investments, and trade and other receivables as loans and receivables, measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis.  In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

The Company regularly reviews the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts. As at March 31, 2011, the balance of the allowance for doubtful accounts was $61,596 (December 31, 2010 - $34,910; January 1, 2010 - $52,236). Pursuant to their respective terms, net accounts receivable was aged as follows as at March 31, 2011, December 31, 2010, and January 1, 2010:

	March 31, 2011	December 31, 2010	January 1, 2010
0-30 days	$4,129,420	$1,647,657	$5,009,216
31-60 days	1,565,441	1,578,256	479,904
61-90 days	395,570	398,685	255,504
Greater than 90 days	1,714,751	938,008	225,503
Total accounts receivable	$7,805,182	$4,562,606	$5,970,127

There is a possibility of increased customer credit risk due to the ongoing global recessionary trends. As at March 31, 2010, the Company’s trade accounts receivable are made up of approximately 16% (December 31, 2010 – 39%; January 1, 2010 – 58%) government trade receivables and the balance of the outstanding accounts receivable are spread over a large number of customers.

The Company may also have credit risk relating to cash and cash equivalents, which it manages by dealing with large chartered banks in Canada and the United States and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds. The Company’s cash and cash equivalents carrying value as at March 31, 2011 totaled $3,476,355 (December 31, 2010 -$6,315,043; January 1, 2010 - $4,714,644), and accounts receivable of $7,805,182 (December 31, 2010 - $4,562,606; January 1, 2010 - $5,970,127, representing the maximum exposure to credit risk of these financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access funds in Canadian and /or United States dollars to meet short-term financing obligations.

As at March 31, 2011, the Company had cash and cash equivalents of $3,476,355, short term investments of $71,017 and trade and other receivables of $7,805,183 for a total of $11,352,555which will cover its short-term financial obligations from its trade and other payables of $4,394,866 accrued liabilities of $880,632, provisions of $211,759 and annual minimum interest bearing loans and borrowings repayments of $3,000,000, which total $8,487,257. The liquidity and maturity timing of these assets are adequate for the settlement of the short-term financial obligations.

Contractual Obligations	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years	Total
Interest bearing loans and borrowings	$ 3,000,000	$ 6,000,000	$ 2,600,000	$ -	$11,600,000
Promissory note payable	-	750,000	-	-	750,000
Accrued liabilities	880,632	-	-	-	880,632
Trade and other payables	4,394,866	-	-	-	4,394,866
Total	$ 8,275,498	$ 6,750,000	$ 2,600,000	$ -	$17,625,498

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. The Company holds cash and has liabilities (primarily trade and other payables, accrued liabilities and provisions) in currencies other than the Unites States dollar (primarily the Canadian dollar).

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $82,640 (March 31, 2010 - $80,000; January 1, 2010 - $9,000).

7.

Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

In September 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

Repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).  For the three month period ended March 31, 2011, the Company did not accrue any liability for repayment as the amount can not yet be determined.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

For the three month period ended March 31, 2011, the Company recorded $278,519 (March 31 2010 - $255,000) as a reduction to product development expense in the Consolidated Statement of Earnings and Comprehensive Income. As at March 31, 2011, total cash received was $282,498 (December 31, 2010 - $1,086,968; January 1, 2010 - $1,218,077) and $588,253 remains in accounts receivable (December 31, 2010 - $592,232; January 1, 2010 - $599,445).

Technology Partnerships Canada Funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling Cdn$9,999,700 up to the end of 2004, including additional funding of Cdn$620,000 obtained in 2004.

In return for funding, the Company was obligated to issue TPC Cdn$1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants had a life of five years and were priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes option pricing model.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share. The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%. During 2009, the issued 1,206,811 warrants to TPC with an exercise price of Cdn$1.09 expired.

In addition, the Company is also obligated to pay royalty payments to TPC based on the following terms:

➢

1.88% on sales of legacy products

➢

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

➢

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;

o

the date before December 31, 2007, for which cumulative royalties accrued reach Cdn$15 million;

o

on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed Cdn$13,171,300; and otherwise on December 31, 2011.

Royalties due under the TPC Agreements are recorded and expensed as the related sales occur.  The royalty is payable annually within 60 days of the year end.  During the three month period ended March 31, 2011, $19,470 (March 31, 2010 - $97,539) in royalties were paid based upon revenues generated through 2011.

8.

Inventories

	March 31, 2011	December 31, 2010	January 1, 2010
Parts and supplies	$8,875,272	$4,927,033	$1,926,583
Work in process	302,303	99,588	485,881
Finished Goods	2,059,106	1,306,724	2,214,728
Gross inventory balance (a)	$11,236,681	$6,333,345	$4,627,192

Parts and supplies, finished goods and work in process inventory are stated at the lower of weighted average cost (purchase price plus applicable import duties and other taxes and transportation and handling) on a FIFO basis and net realizable value.  Inventory is disclosed on the Consolidated Statement of Financial Position net of the obsolescence provision.  Increases and recoveries are reflected as an increase or decrease of cost of sales in the Company’s Consolidated Statement of Earnings and Comprehensive Income.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Company recognized $4,861,304 of inventories as an expense during the three months ended March 31, 2011 (Three months ended March 31, 2010 – $2,532,981).

Changes in the obsolescence provision of the periods presented are as follows:

	March 31, 2011	December 31, 2010	January 1, 2010
Obsolescence balance, beginning of period	$605,356	$549,294	$724,005
Increase/(Recovery)	713,782	56,062	(174,711)
Obsolescence balance, end of period (b)	$1,319,138	$605,356	$549,294

Net inventory balance, end of period (a-b)	$9,917,543	$5,727,989	$4,077,898

On January 21, 2011, obsolescence increased by $647,730 due to the acquisition Sinclair’s inventories.

9.

Property and Equipment, net

January 1, 2010	Cost	Accumulated Amortization	Net Book Value
Equipment	$536,589	$196,420	$340,169
Furniture and Fixtures	119,366	23,979	95,387
Leasehold Improvements	589,369	365,144	224,225
Total	$1,245,324	$585,543	$659,781

December 31, 2010	Cost	Accumulated Amortization	Net Book Value
Equipment	$875,390	$221,382	$654,008
Furniture and fixtures	134,933	36,943	97,990
Leasehold improvements	672,826	466,175	206,651
Total	$1,683,149	$724,500	$958,649

March 31, 2011	Cost	Accumulated Amortization	Net Book Value
Equipment	$6,635,382	5,259,001	1,376,381
Furniture and fixtures	620,247	486,845	133,402
Leasehold improvements	675,787	496,413	179,374
Total	$7,931,416	$6,242,259	$1,689,157

No amortization is included in cost of sales.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

10.

Intangible Assets

January 1, 2010	Cost	Accumulated Amortization	Net Book Value
Software	$477,504	$383,328	$94,176
Total	$477,504	$383,328	$94,176

December 31, 2010	Cost	Accumulated Amortization	Net Book Value
Software	$821,580	$481,322	$340,258
Total	$821,580	$481,322	$340,258

March 31, 2011	Cost	Accumulated Amortization	Net Book Value
Software	$840,833	$517,767	$323,066
Total	$840,833	$517,767	$323,066

11.

Operating Line of Credit

The Company has a secured operating line of credit with HSBC (“the Bank”) of Cdn$3.5 million or US$2.8 million subject to interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at March 31, 2011, the Company had no borrowings outstanding with respect to the operating line of credit (December 31, 2010 - $nil; January 1, 2010 - $nil).

The Company also has an additional revolving demand note with HSBC in the principal amount of US$950,000 subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at March 31, 2010, the Company had no borrowing outstanding with respect to the revolving demand note (December 31, 2010 - $nil; January 1, 2010 - $nil).

12.

Acquisition loan

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13,200,000 or US$12,000,000 with HSBC subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 3.5% depending on the Company’s funded debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on consolidated financial statements. As at March 31, 2011 the Company’s weighted average interest rate and spread rate was 3.58%.

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.

The acquisition loan is repayable in monthly principal repayments of 1/60th of the original principal balance, together with interest payments. In addition, the Company repays an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant fiscal year. The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011.

The Company incurred costs of $108,000 related to the cost of acquiring the loan. These costs were capitalized on the Consolidated Statements of Financial Position and are being amortized over the life of the loan. The unamortized balance as at March 31, 2011 was $107,041.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The loan is secured by all assets of the Company under a general security assignment.

13.

Warranties

A provision is recognized for expected warranty claims on certain products sold during the last two to five years, based on past experience of the level of repairs and returns. It is expected that most of these costs will be incurred in the next financial year and all will have been incurred within two to five years of the reporting date. Assumptions used to calculate the provision for warranties are based on current sales levels and current information available about returns based on the two to five year warranty period.

14.

Issued Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding

Shares issued and outstanding	Number of shares	Amount
Balance, January 1, 2010	53,634,305	$37,401,639
Shares repurchased and cancelled (Note 14b(i))	(456,500)	(318,102)
Normal course issuer bid listing fees (Note 14b(i))		(4,689)
Shares issued, warrants exercised (Note 14b(iii))	222,664	106,879
Reclassified from contributed surplus for warrants exercised (Note 14b(iii))		68,470
Shares issued under ESOP (Note 14b(ii))	245,554	133,019
Share issuance costs relating to ESOP (Note 14b(ii))	-	(2,196)
Shares issued due to options exercised under stock appreciation rights (Note 14b(iv))	12,886	9,614
Reclassified from contributed surplus for options exercised (Note 14b(iv))	-	52,546
Balance, December 31, 2010	53,658,909	$37,447,180

Shares issued due to warrants exercised (Note 14b(iii))	62,776	30,132
Reclassification to contributed surplus for warrants exercised	-	19,304
Shares issued under ESOP (Note 14b(ii))	611,915	348,792
Shares issued for acquisition (Note 4)	4,028,932	2,036,900
Balance, March 31, 2011	58,362,532	$39,882,308

(b)(i)

On August 26, 2010, the Company obtained regulatory approval to commence a normal course issuer bid to purchase up to a maximum of 5,269,674 of its common shares, representing approximately 10% of the public float as of August 17, 2010, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 53,440,245 as of August 17, 2010.

The normal course issuer bid commenced on August 30, 2010 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and August 29, 2011.  Pursuant to the rules of the TSX, Norsat may purchase up to 10,879 common shares during any trading day which represents 25% of its average daily trading volume being 43,517 common shares for the most recently completed six calendar months prior to TSX acceptance of Norsat’s notice of normal course issuer bid, other than pursuant to block purchase exemptions.  In addition, Norsat may also make one block purchase per calendar week which exceeds the daily repurchase restriction pursuant to block purchase exemptions.  The purchases will be made in accordance with the policies and rules of the TSX. The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

During the year ended December 31, 2010, the Company repurchased 456,500 common shares at a weighted average share price Cdn$0.70 ($0.68) per share, respectively, pursuant to the normal course issuer bid.

The effects of the shares repurchased for the year ended December 31, 2010 are a decrease in share capital of $318,102 and a net increase in retained earnings of $6,278. Fees relating to the normal course issuer bid of $4,689 reduced share capital.

From July 6, 2009 to July 05, 2010 the Company repurchased a total of 1,216,000 shares at a weighted average share price of Cdn$0.71 ($0.68) per share.

As at March 31, 2011, the Company had not repurchased any common shares under the normal course issuer bid.

(b)(ii)

On February 18, 2011, the Company issued and received consideration for 611,915 common shares (the “Private Placement”) in connection with its Employee Share Ownership Plan ("ESOP") offering under the Employee Investment Act (British Columbia) announced on January 27th, 2011.

The Private Placement was approximately 61% subscribed with participation from employees, senior management, and directors.

The Company generated gross proceeds of $348,792 and issued common shares at the price of $0.57 (Cdn$0.568).

The Company’s ESOP offering was open to eligible persons until February 15, 2011. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP was conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act (British Columbia).

All of the common shares are subject to a four-month hold period which ends June 19, 2011. During this period, these securities can neither be traded nor be freely transferable. Of the securities issued under the Private Placement, 74,329 common shares will be held in escrow until February 18, 2014. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

On February 26, 2010, the Company issued and received consideration for 245,554 common shares in connection with its ESOP announced on January 18th, 2010. The Company generated gross proceeds of $133,019 and issued common shares at the price of $0.54 (Cdn$0.555).

(b)(iii)

In January, 2011, 62,776 warrants were exercised at an exercise price of $0.48 per share, for total proceeds of $30,132. On January 12, 2011, all remaining outstanding warrants expired unexercised. The warrants were held by an employee of the Company and a Director of the Company.

During the year ended December 31, 2010, a total of 222,664 warrants were exercised at a exercise price of $0.48. Proceeds of $106,879 were credited to share capital and $68,470 was reclassified from contributed surplus to share capital.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

(b)(iv)

During the year ended December 31, 2010, a director of the Company exercised 100,000 of his vested options and elected to exercise these options pursuant to Share Appreciation Rights (“SARs”) attached to these options.  The SARs resulted in the termination of the options upon exercise and in lieu of receiving 100,000 common shares, the director received at no cost 12,886 of the Company’s common shares.  The number of common shares issued was determined by reference to the option exercise price ($0.65) as compared to the weighted average trading price of the Company’s common shares over a specified period before exercise. The Company recognized $9,614 in compensation expense in connection with the issuance of these common shares and $52,546 was reclassified from contributed surplus to share capital.

(c)

Share purchase option plan

The Company has reserved 6 common shares under its 1999 (amended) incentive share option plan of which 2,534,231 common shares have been utilized. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

Share purchase options outstanding March 31, 2011 are as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, January 1, 2010	1,788,300	$ 1.25
Granted	615,200	0.69
Exercised	(100,000)	0.85
Expired	(375,000)	1.12
Forfeited	(410,000)	0.86
Balance, December 31, 2010	1,518,500	$ 1.19
Granted	462,000	0.80
Exercised	-	-
Expired	(10,000)	0.92
Forfeited	(165,000)	0.76
Balance, March 31, 2011	1,805,500	$ 1.13

The following table summarizes information pertaining to the Company’s share purchase options outstanding at March 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0.00 to $0.49	5,000	2.73	0.47	5,000	0.47
$0.50 to $0.99	1,428,000	3.52	0.72	308,000	0.59
$1.00 to $1.49	116,400	2.00	1.37	116,400	1.37
$1.50 to $1.99	76,600	1.62	1.50	76,600	1.50
$2.50	44,875	0.67	2.50	44,875	2.50
$3.40	44,875	0.67	3.40	44,875	3.40
$4.50	44,875	0.67	4.50	44,875	4.50
$6.15	44,875	0.67	6.15	44,875	6.15
	1,805,500	3.04	1.13	685,500	1.75

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates stock based compensation from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below and records related compensation expense as follows for the three months ended March 31, 2011 and 2010:

	Three months ended
	March 31, 2011	March 31, 2010
Total stock based compensation	$4,032	$4,905

The weighted average assumptions used to estimate the fair value of options granted during the three months ended March 31 were:

	Three months ended
	March 31, 2011	March 31, 2010
Risk free interest rate	2.33%	2.48%
Expected life	3.50	3.50
Vesting period	2 years	2 years
Expected volatility	78.35%	84.04%
Expected dividends	Nil	nil

A total of 462,000 stock purchase options were granted at an average strike price of Cdn$0.80 and weighted average fair value of Cdn$0.31 during the three months ended March 31, 2011:

Strike Price	Number of options granted
Cdn$0.70	100,000
Cnd$0.80	150,000
Cdn$0.86	212,000
Weighted Average Cdn$0.80	Total 462,000

Options vest in 2 years and expire 5 years from the grant date. A total of 150,000 options were granted to directors and 100,000 to senior management during the three months ended March 31, 2011.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date Exercise price	January 12, 2011 US$0.48
Balance, January 1, 2010	361,190
Warrants exercised	(222,664)
Balance, December 31, 2010	138,526
Warrants exercised	(62,776)
Warrants expired	(75,750)
Balance, March 31, 2011	-

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

During the three months ended March 31, 2011, a total of 62,776 warrants were exercised at a strike price of $0.48. Proceeds of $30,132 were credited to share capital and $19,304 was reclassified from contributed surplus to issued capital. At March 31, 2011, all remaining warrants had expired and no warrants were outstanding.

 (e)  Contributed surplus

Balance, January 1, 2010	$3,682,068
Reclassification to Issued capital for warrants exercised (Note 14b(iii))	(68,470)
ESOP shares issued (Note 14 b(ii))	40,571
Reclassification to Issued capital for options exercised (Note 14b(iv))	(52,546)
Stock-based compensation expense (Note 14c)	79,745
Balance, December 31, 2010	$3,681,368
Stock-based compensation expense (Note 14c)	4,032
Reclassification to issued capital for warrants exercised	(19,304)
Balance, March 31, 2011	$3,666,096

15.

Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the three months ended March 31, 2011 and 2010:

	Three months ended
	March 31, 2011	March 31, 2010
Numerator:
Net (loss)/earnings	$ (186,818)	$ 514,277
Effect of dilution from unvested stock options	-	(2,671)
Adjusted net (loss)/earnings	$ (186,818)	$ 511,606
Denominator:
Weighted average number of shares outstanding used to compute basic EPS	57,082,146	53,677,197
Effect of dilutive securities:
Dilution from exercise of stock options	-	60,191
Dilution from exercise of warrants	-	117,270
Weighted average number of shares outstanding used to compute diluted EPS	57,082,146	53,854,658

Net earnings per share:
Basic	($0.00)	$0.01
Diluted	($0.00)	$0.01

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.  Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

For the three months ended March 31, 2011, the effect of assumed conversion of stock options was not included as a net loss was reported for the period and their effect would be anti-dilutive.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

16.

Income Taxes

a)

Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings (loss) from operations before income taxes.  The principal factors causing these differences are shown below:

	March 31, 2011	March 31, 2010
Earnings before income taxes	$200,488	$514,277
Statutory tax rate	26.50%	28.50%
Expected income tax payable	53,129	146,569
Increase (decrease) resulting from:
Foreign tax rate differences	167,608	44,858
Effect of statutory rate change	447	15,071
Non allowable (non-taxable) expenses (income)	(162,717)	-
Change in valuation allowance	(237,924)	(124,387)
Change in foreign exchange	322,076	(126,445)
Other	244,687	44,334
Income tax expense (recovery)	$387,306	$-
Deferred income tax expense (recovery)	102,182	-
Current income tax expense	285,124	-
	$387,306	$-

b)

Deferred Income Tax Assets & Liabilities

The tax effect of the temporary differences that give rise to deferred tax assets are presented below:

	March 31, 2011	December 31, 2010	January 1, 2010
Future income tax assets:
Non-capital loss carry forwards	$2,117,988	$2,141,929	$2,526,203
Scientific research and experimental development pool	2,772,984	2,868,860	2,715,059
Scientific research and experimental development tax credit	1,895,716	1,961,772	1,846,649
Tax value of capital asset expenditure in excess of book value	2,773,841	2,848,453	2,540,920
Net capital loss carry forwards	817,071	845,321	800,003
Temporary differences in working capital	251,820	235,614	495,626
Total deferred income tax assets	10,629,420	10,901,949	10,924,460
Future income tax liabilities	-	-	(327,295)
Valuation allowance	(8,787,449)	(9,031,226)	(8,950,792)
Total net deferred income tax asset	$1,841,971	$1,870,723	$1,646,373

c)

Loss Carry Forwards and Investment Tax Credits

At March 31, 2011, the Company has approximately Cdn$4,259,000 of non-capital loss carry forwards available until 2026 to reduce future years' income for income tax purposes relating to Norsat International Inc.  Also, the Company has provincial and federal investment tax credits of approximately Cdn$902,000 (provincial) and Cdn$1,614,000 (federal) available to reduce Canadian federal and provincial taxes payable.  The amounts expire as follows:

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

	Non-capital loss carry forwards Cdn$	Provincial investment tax credit Cdn$	Federal investment tax credits Cdn$
2011	-	56,000	192,000
2012	-	194,000	350,000
2013	-	128,000	300,000
2014	-	14,000	26,000
2015	3,336,000	-	-
2026	923,000	139,000	247,000
2027	-	147,000	263,000
2028	-	224,000	236,000
	$4,259,000	$902,000	$1,614,000

In 2008, a valuation allowance was recorded against all future tax assets. In 2009, it was determined that certain future tax assets of the parent company, Norsat International Inc., are more likely than not to be utilized. This change was brought about because the Company has been generating a taxable income.

The Company also has available Cdn$6,730,000 (2009 - $6,760,000) of net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements. In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$11,415,000 (2009 - Cdn $11,415,000).

As at March 31, 2011, the Company has approximately $1,992,960 of net operating losses relating to Norsat International (America) Inc.  The amount consists of losses accumulated from 2006 to 2009.

As at March 31, 2011, the Company has approximately $515,000 (£330,000) of losses carry forward relating to Norsat International (United Kingdom) Ltd.  The amount consists of losses accumulated from 2004 to 2009.

As at March 31, 2011 the Company has approximately $102,600 (KRW115,000,000) of losses carry forward relating to Norsat Korea Ltd.

17.

Segmented Information

The Company’s business operates primarily through three business segments – Antenna and Radio Frequency Conditioning Products (Sinclair Division), Satellite Systems and Microwave Products. The Company also has three additional segments which have limited activity – Maritime Solutions, Wireless Networks, and Norsat Capital.

The Antenna and Radio Frequency Conditioning Products (Sinclair Division) has over 2,000 different products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories.  The Division’s systems engineers are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancements, the Sinclair Division continues to expand its product offerings and improve existing designs to better serve its customers.  The Sinclair Division’s two main product lines are antennas and filters.

The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers.

The Maritime Products segment develops and markets satellite systems, related accessories and services for the marine environment. Similar to Microwave Products and Satellite Systems, these products establish broadband communications links interoperating with geostationary satellites, but have the additional challenge of needing to accommodate a vessel’s motion and movement.

The Wireless Networks segment develops, markets and deploys wireless communications systems that would address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as WiMAX, LTE and/or 4G.

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following tables set forth Sales and Gross Profit information by operating segments for the three month period ended and as at March 31, 2011.  For the three month period ended March 31, 2011, the Wireless Networks segment and Norsat Capital segment did not generate any revenues.

	Three month period ended
	March 31, 2011	March 31, 2010
Sales to external customers
Sinclair division	$4,346,725	$-
Satellite systems	2,357,884	2,882,696
Microwave products	1,839,308	1,907,687
Maritime systems	170,741	96,405
	$8,714,658	$4,886,788

Gross Profit
Sinclair division	$1,846,203	$-
Satellite systems	1,167,881	1,497,917
Microwave products	809,527	803,800
Maritime systems	29,743	52,089
	$3,853,354	$2,353,807

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

Total assets, property and equipment, and intangible assets are calculated based on the total sales to external customers of each segment (Microwave, Satellite systems, Sinclair Division, and Maritime systems) over total consolidated sales.

	Microwave Products	Satellite Systems	Maritime Systems	Sinclair Division	Consolidated
As at December 31, 2010
Total assets related to operations	$ 8,568,212	$11,445,989	$ 399,888	-	$20,414,089
Property and equipment, net	402,365	537,505	18,779	-	958,649
Intangible assets, net	142,814	190,779	6,665	-	340,258

As at March 31, 2011
Total assets related to operations	$ 8,082,542	$10,361,344	$ 750,294	$19,100,984	$38,295,164
Property and equipment, net	356,512	457,027	33,095	842,523	1,689,157
Intangible assets, net	68,186	87,410	6,330	161,140	323,066

Substantially all property and equipment and intangible assets are located in Canada.

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended
	March 31, 2011	March 31, 2010

Canada	$2,901,108	$224,521
United States	4,419,926	1,767,279
Europe and other	1,393,624	2,894,988
	$8,714,658	$4,886,788

18.

Supplemental cash flow and other disclosures

	Three months ended
	March 31, 2011	March 31, 2010
Changes in non-cash operating working capital:
Accounts receivable	$(870,354)	$(485,704)
Inventories	791,429	(1,065,388)
Prepaid expenses and other	(27,473)	216,776
Accounts payable & accrued liabilities	420,084	(1,208,934)
Provisions	69,947	-
Current deferred revenue	17,057	110,132
Short term investments	(1,051)	-
Non-current deferred revenue	(63,566)	(93,418)
Accretion of promissory note	17,600	-
	$353,673	$(2,526,536)

Supplementary information:
Interest paid	$45,081	$849

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

19.

Related Party Transactions

Compensation of key management personnel for the three month period ended March 31, 2011 and 2010 are as follows:

	Three month period ended
	March 31, 2011	March 31, 2010
Short-term employee benefits	$241,192	$280,187
Stock-based compensation	4,031	6,598
Total	$245,223	$286,785

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

20.

Commitments and Contingencies

Future minimum payments at March 31, 2011 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2011	2012	2013	2014	2015 and later	Total
Inventory purchase obligations	$ 2,294,193	-	-	-	-	$ 2,294,193
Operating lease obligations	415,340	729,698	510,912	334,780	596,645	2,587,375
Total	$ 2,709,533	729,698	510,912	334,780	596,645	$ 4,881,568

In the normal course of operations the Company enters into purchase commitments. Included in 2011 commitments are inventory and material purchase obligations of $1,817,778.

As at March 31, 2011, the Company had operating lease commitments that extend to November 2016.

21.   Transition to IFRS

IFRS 1 First Time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retroactively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings or if appropriate another category of equity unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

a)

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations before the date of transition to IFRS. The Company has elected to use this election and has applied IFRS 3 to business combinations that occurred on or after January 1, 2010.

b)

Consolidated and Separate Financial Statements

According to IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elects to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

c)

Cumulative Translation Differences

IFRS 1 allows a first-time adopter an exemption as it relates to the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and has eliminated the cumulative translation difference and adjusted retained earnings by the same amount at the date of transition to IFRS. If subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will have no effect on the gain or loss on disposal.

d)

Share-Based Payments

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2 Share-Based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected to take advantage of the exemption and not apply IFRS 2 to awards that vested prior to January 1, 2010.

IFRS 1 also outlines specific guidance that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

e)

Estimates

According to IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. This exemption is to prevent an entity from adjusting previously made accounting estimates for the benefit of hindsight. The Company's IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company's actual cash flows, it has resulted in changes to the Company's reported financial position and results of operations and statement of cash flows. In order to allow the users of the financial statements to better understand these changes, the Company's Canadian GAAP Consolidated Balance Sheets, Consolidated Statement of Earnings, Deficit, and Comprehensive Income, and Consolidated Statements of Cash Flows as at and for the quarter ended March 31, 2011 and the period ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained in the following section:

(i)

Accumulated other comprehensive income

IFRS 1 allows a first-time adopter to an exemption as it relates to the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS.

The Company has chosen to apply this election and has eliminated the cumulative translation difference of $399,537 in the accumulated other comprehensive income account and adjusted deficit by the same amount at the date of transition to IFRS. If subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will have no effect on the gain or loss of disposal.

(ii)

Share-based payment

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

Under IFRS:

➢

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

➢

Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Under Canadian GAAP:

➢

The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight line basis over the vesting period.

➢

Forfeitures of awards are recognized as they occur.

Under Canadian GAAP, when share options are forfeited before vesting, all the previous period changes are to be reversed in the period that the options are cancelled using either the estimation or actual method. The Company has previously chosen to reverse such forfeited options using the actual method.

However, IFRS requires those forfeited options to be reversed using an estimation method based on estimated forfeitures.

(iii)

Deferred tax asset/liability

Under IFRS:

➢

All deferred tax assets and liabilities must be classified as non-current.

Canadian GAAP

➢

Deferred tax assets and liabilities are classified as current or non-current as appropriate.

As a result, the Company reclassified current deferred tax assets and liabilities to non-current assets and liabilities respectively.

(iv)

Provisions

Under IFRS:

➢

Provisions are presented separately from accrued liabilities

Under Canadian GAAP:

➢

Provisions are not required to be presented separately.

Norsat provides standard one year warranty on satellite products, standard three year warranty on microwave products and standard two year warranty on maritime products under which customers are covered for the cost of repairs of any manufacturing defects that become apparent after purchase. The Company accrues on a quarterly basis warranty provision of 0.25% of satellite sales, 1% of microwave sales and 1% of maritime sales.

Since IFRS requires that provisions be separately presented from accrued liabilities, the Company has reclassified its warranty provision from accrued liabilities to provisions.

(v)

Statement of cash flows

The transition from Canadian GAAP to IFRS has not had a material impact on the statement of cash flows.

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Canadian GAAP statement of financial position at January 1, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Canadian GAAP statement of financial position at December 31, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Canadian GAAP statement of financial position at March 31, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Canadian GAAP statement of earnings and comprehensive income for the twelve months ended December 31, 2010 has been reconciled to IFRS as follows:

The Canadian GAAP statement of earnings and comprehensive income for the three months ended March 31, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2011
(Unaudited - Expressed in US dollars)

The Canadian GAAP statement of cash flows for the three months ended March 31, 2010 has been reconciled to IFRS as follows: